Robert D. Britt, Chief Financial Officer
                                        Sandra Robinson, IR Coordinator
                                        Tel 802.244.5621


               Green Mountain Coffee, Inc. Commences Dutch Auction
                   Self-Tender Offer For Up To 300,000 Shares

                  Tender Price Range Increased to $14.50-$16.00


  WATERBURY,  VERMONT----April  17, 2000--Green  Mountain Coffee,  Inc. (Nasdaq:
GMCR) today commenced its previously announced Dutch Auction self-tender offer for up to 300,000 shares of the Company's Common Stock, representing approximately 9% of its outstanding shares.

          The tender price range will be from $14.50-$16.00 per share, an increase from the previously announced price range. The tender offer is scheduled to expire at 5:00 P.M. New York City time on Monday, May 15, 2000, unless extended by the Company. The Company's shares closed trading on NASDAQ on April 14, 2000 at $14.375.

          The tender offer is subject to various terms and conditions described in offering materials being distributed to stockholders today. The Company indicated that it would use borrowings under its credit line with Fleet Bank - N.H. to purchase the shares.

          Under the terms of the Dutch Auction offer, stockholders are being given the opportunity to specify prices within the Company's stated price range at which they are willing to tender their shares. Upon receipt of the tenders, the Company will determine a final price that enables it to purchase up to the stated amount of shares from those stockholders who agreed to sell at or below the Company-selected purchase price. All shares purchased will be at that determined price. If more than 300,000 shares are tendered at or below the purchase price, there will be a proration.

         Copies of the Offer to Purchase, Letter of Transmittal and other tender offer documents can be obtained by calling the Information Agent, D. F. King & Co., Inc. at (800) 714-3305.

           Certain statements contained herein constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, fluctuations in availability and cost of green coffee, competition and other business conditions in the coffee industry and more generally in the food and beverage industry, the impact of the loss of one or more major customers, the Company's level of success in continuing to attract new customers, economic conditions, variances from budgeted sales mix and growth rate, customer acceptance of the Company's new products, the impact of a tighter job market, weather and special or unusual events, as well as other risk factors as described more fully in the Company's filings with the Securities and Exchange Commission. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.